Filed Pursuant to Rule 433

Registration Statement No. 333-293622

Relating to Preliminary Prospectus Supplement dated February 26, 2026 to Prospectus dated February 20, 2026

RLI CORP.

FINAL TERM SHEET

February 26, 2026

$300,000,000 5.375% Senior Notes due 2036

Issuer:	RLI Corp.
Expected Ratings:*	Baa2 (Moody’s) / BBB (S&P)
Principal Amount:	$300,000,000
Maturity:	June 1, 2036
Coupon (Interest Rate):	5.375%
Yield to Maturity:	5.379%
Spread to Benchmark Treasury:	135 basis points
Benchmark Treasury:	4.125% due February 15, 2036
Benchmark Treasury Price and Yield:	100-25 / 4.029%
Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, commencing on June 1, 2026
Redemption Provisions: Make-Whole Call: Par Call:	Prior to March 1, 2036, plus 25 basis points On or after March 1, 2036, at par
Price to Public:	99.978%
Trade Date:	February 26, 2026
Settlement Date:	March 3, 2026 (T+3)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360
CUSIP Number:	749607 AD9
ISIN Number:	US749607AD95
Book-Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc. and PNC Capital Markets LLC can arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com or by calling or e-mailing PNC Capital Markets LLC at 855-881-0697 or pnccmprospectus@pnc.com.